Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 July 29, 2015


Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                        Re: Elkhorn Unit Trust, Series 5
                  Elkhorn CAP-X Achievers Portfolio, Series 2
               Elkhorn Foundation Pure Water Portfolio, Series 2
             Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2
                       File Nos. 333-204680 and 811-22925
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 Dear Ms. O'Neal-Johnson:

      This letter is in response to your inquires during a telephone conversation with our office regarding the registration statement on Form S-6 for Elkhorn Unit Trust, Series 5, filed on June 3, 2015, with the Securities and Exchange Commission (the "Commission"). The registration statement offers Elkhorn Unit Trust, Series 5 (the "Trust"), which contains Elkhorn CAP-X Achievers Portfolio, Series 2 (the "CAP-X Achievers Portfolio"), Elkhorn Foundation Pure Water Portfolio, Series 2 (the "Pure Water Portfolio") and Elkhorn Sector Neutral Portfolio of DWA ETFs, Series 2 (the "Sector Neutral Portfolio"). In our initial filing, we requested that the Commission review the Trust.

      Pursuant to the naming convention that Elkhorn has adopted, the Trust is the fifth series of Elkhorn Unit Trust. The Trust offers the second iteration of the strategies for CAP-X Achievers Portfolio, the Pure Water Portfolio and the Sector Neutral Portfolio. These strategies were first offered in Elkhorn Unit Trust, Series 1, previously filed with the Commission on January 14, 2015. The Trust will not hold units of any prior series of Elkhorn Unit Trust.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
                                                      --------------------------
                                                              Morrison C. Warren